UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

(Name of the Issuer)

Banco Santander, S.A.

(Names Person(s) Filing Statement)

Series B Shares, par value Ps.3.780782962*

(Title of Class of Securities)

05969B103**

(CUSIP Number of Class of Securities)

Banco Santander, S.A. New York Branch 45 E. 53rd Street, New York, New York 10022 Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel Telephone: +212-350-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Nicholas A. Kronfeld Daniel Brass Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: +212-450-4000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation***	Amount of Filing Fee**
$735,991,517.02	$68,250.00

*	Not for trading, but only in connection with the listing of the American depositary shares (“ADSs”) on The New York Stock Exchange LLC (NYSE). Every ADSs represents five Series B Shares.

**	This CUSIP number applies to the ADSs.

***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the aggregate cash payment for the proposed per-share cash payment of $735,991,517.02 for 561,353,228 outstanding Series B Shares (directly or in the form of ADSs) subject to the transaction (the “Transaction Valuation”). The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of Ps.20.2120/U.S. dollar as of October 22, 2021, as announced by the Federal Reserve Board as of October 25, 2021.

****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2022, was calculated by multiplying the Transaction Valuation by 0.0000927.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$68,250.00	Filing Party:	Banco Santander, S.A.
Form or Registration No.:	Schedule TO	Date Filed:	November 3, 2021

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This transaction statement on Schedule 13E-3 (this “Statement”) is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (the “Purchaser”) with respect to Series B shares of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States (the “Company”), par value Ps.3.78078296 per share (the “Series B Shares”), including all Series B Shares represented by American depositary shares (the “ADSs,” with each ADS representing five Series B Shares).

This Statement relates to the cash tender offer by Purchaser to purchase all the issued and outstanding Series B Shares, including all ADSs, in each case other than any Series B Shares or ADSs owned directly or indirectly by Purchaser, at a purchase price of Ps.26.50 in cash per Series B Share or the U.S. dollar equivalent of Ps.132.50 per ADS, without interest (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2021 (the “Offer to Purchase”), and in the related Share Letter of Transmittal and ADS Letter of Transmittal (as both defined in the Offer to Purchase), as each of them may be amended or supplemented from time to time.

The information contained in the Offer to Purchase, as well as the tender offer statement on Schedule TO filed by Purchaser with the SEC on November 3, 2021 (as amended or supplemented from time to time, the “Schedule TO”) is incorporated by reference herein and, except as described below, the responses to each item in this Statement are qualified in their entirety by the information contained in the Offer to Purchase and the Schedule TO. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Offer to Purchase and the Schedule TO of the information required to be included in response to the respective Items of this Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Statement concerning each Filing Person has been supplied by such Filing Person.

ITEM 1.	SUMMARY TERM SHEET.

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet” which is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)       Name and Address

The name of the subject company to which this Statement relates is Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States. The Company’s principal executive office is located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Mexico City, Mexico. The Company’s telephone number at this address is +(52) 55-5257-8000.

(b)       Securities

The title of the class of equity securities to which this Statement relates is the Company’s Series B shares, par value Ps.3.78078296 per share, and American depositary shares, with each ADS representing five Series B Shares. The ADSs were issued under a facility created pursuant to the Deposit Agreement by and among the Company, JPMorgan Chase Bank, N.A., and all holders from time to time of American depositary receipts evidencing ADSs.

According to the Company, as of August 17, 2021, its capital stock consists of 6,786,994,357 shares issued and outstanding, represented by 3,322,685,212 Series B Shares and 3,464,309,145 Series F shares, all of which are book-entry shares, fully paid and of a par value of Ps.3.780782962 each. In addition as of August 17, 2021, the Company has 331,811,068 Series F shares and 318,188,932 Series B Shares authorized, unsubscribed and held in treasury.

(c)       Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Offer – Section 6. Price Range of ADSs; Dividends” is incorporated herein by reference.

(d)       Dividends

The information set forth in the Offer to Purchase under the heading “The Offer – Section 6. Price Range of ADSs; Dividends” is incorporated herein by reference.

(e)       Prior Public Offerings

None.

(f)       Prior Share Purchases

On April 12, 2019, Purchaser publicly announced an exchange offer to acquire all the issued and outstanding Series B Shares and ADSs, in each case other than any Shares owned directly or indirectly by Purchaser. The exchange ratio was fixed at 0.337 of a Purchaser ordinary share for each Series B Share and 1.685 Purchaser ordinary shares or ADSs for each ADS.

The exchange offer expired on September 6, 2019, resulting in Purchaser’s shareholding in the Company increasing from approximately 74.96% to 91.65% of its share capital by effectively exchanging 1,132,168,074.535 Series B Shares, immediately following the consummation of such exchange offer.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)       Name and Address

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference: “The U.S. Offer – Section 8. Certain Information Concerning Purchaser” and “Schedule A. Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser.”

(b)-(c) Business and Background of Entities; Business and Background of Natural Persons

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference: “The U.S. Offer – Section 8. Certain Information Concerning Purchaser” and “Schedule A. Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser.”

ITEM 4.	TERMS OF THE TRANSACTION.

(a)       Material Terms

(1)       Tender Offers.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – Section 5. Effects of the U.S. Offer,” “The U.S. Offer – Section 1. Terms of the Offer,” “The U.S. Offer – Section 2. Acceptance for Payment and Payment for Shares,” “The U.S. Offer – Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The U.S. Offer – Section 4. Withdrawal Rights” and “The U.S. Offer – Section 5. Material U.S. and Mexican Federal Income Tax Consequences” is incorporated herein by reference.

(2)       Mergers or similar transactions.

Not applicable.

(c)       Different Terms

Not applicable.

(d)       Appraisal Rights

The information set forth in the Offer to Purchase under the heading “Special Factors – Section 7. Appraisal Rights; Rule 13e-3 – Appraisal Rights” is incorporated herein by reference.

(e)       Provisions for Unaffiliated Security Holders

The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to its corporate files or to obtain counsel or appraisal services at its expense.

(f)       Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)       Transactions

The information set forth in the Offer to Purchase under the “Special Factors – Section 1. Background,” “Special Factors – Section 8. Related Party Transactions,” “Special Factors – Section 9. Interests of Certain Persons in the U.S. Offer” and in “Schedule A – Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser” is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors – Section 1. Background” and in “Schedule A – Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser” is incorporated herein by reference.

(e)       Agreements Involving the Subject Company’s Securities

The information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors – Section 1. Background” and “Special Factors – Section 9. Interests of Certain Persons in the U.S. Offer” is incorporated herein by reference.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)       Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors – Section 5. Effects of the U.S. Offer” and “Special Factors – Section 6. Conduct of the Company’s Business if the U.S. Offer is not Completed” is incorporated herein by reference.

(c)(1)-(8) Plans

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors – Section 5. Effects of the U.S. Offer,” “Special Factors – Section 6. Conduct of the Company’s Business if the U.S. Offer is not Completed” and “The U.S. Offer – Section 12. Possible Effects of the U.S. Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations”  is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)       Purposes

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – 1. Background” and “Special Factors – Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer” is incorporated herein by reference.

(b)       Alternatives

The information set forth in the Offer to Purchase under the headings “Special Factors – 1. Background” and “Special Factors – Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer” is incorporated herein by reference.

(c)       Reasons

The information set forth in the Offer to Purchase under the headings “Special Factors – 1. Background” and “Special Factors – Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer” is incorporated herein by reference.

(d)       Effects

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – 1. Background,” “Special Factors – Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors – Section 5. Effects of the U.S. Offer,” “Special Factors – Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed,” “Special Factors – Section 7. Appraisal Rights; Rule 13e-3 – Rule 13e-3,” “Special Factors – Section 9. Interests of Certain Persons in the U.S. Offer,” “The U.S. Offer – Section 5. Material U.S. and Mexican Federal Income Tax Consequences” and “The U.S. Offer – Section 12. Possible Effects of the U.S. Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)       Fairness

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 3. The Current Status of the Recommendation by the Company’s Board of Directors,” and “Special Factors – Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” is incorporated herein by reference.

(b)       Factors Considered in Determining Fairness

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 3. The Current Status of the Recommendation by the Company’s Board of Directors,” and “Special Factors – Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” is incorporated herein by reference.

(c)       Approval of Security Holders

The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d)       Unaffiliated Representative

A majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e)       Approval of Directors

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – Section 1. Background” and “Special Factors – Section 3. The Current Status of the Recommendation by the Company’s Board of Directors” is incorporated herein by reference.

(f)       Other Offers

Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Offer to Purchase under the headings “Special Factors – Section 1. Background” and “Special Factors – Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” is incorporated herein by reference.

(c)       Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Purchaser’s principal executive offices located at Santander Group City. Avda. de Cantabria s/n, 28660 Boadilla del Monte (Madrid), Spain, during regular business hours, by any interested shareholder of the Company or a representative of such interested shareholder who has been so designated in writing by such interested shareholder and at the expense of the requesting security holder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of Funds; Conditions

The information set forth in the Offer to Purchase under the headings “The U.S. Offer – Section 9. Source and Amount of Funds” is incorporated herein by reference.

(c)       Expenses

The information set forth in the Offer to Purchase under the heading “The U.S. Offer – Section 14. Fees and Expenses” is incorporated herein by reference.

(d)       Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)       Securities Ownership

The information set forth in the Offer to Purchase under the headings  “Schedule A – Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser” is incorporated herein by reference.

(b)       Securities Transactions

The information set forth in the Offer to Purchase under the headings “Schedule A – Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)       Intent to Tender or Vote in a Going-Private Transaction

To the extent known by the Purchaser, no executive officer, director or affiliate of the Company, executive officer and director of the Purchaser, person controlling the Purchaser or executive officer and director of any corporation or other person ultimately in control of the Purchaser currently intends to tender or sell Series B Shares or ADSs owned or held by that person.

(e)       Recommendations of Others

The information set forth in the Offer to Purchase under the headings “Special Factors – Section 4. The Current Status of the Recommendation by the Company’s Board of Directors” “Schedule A – Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)       Financial Information

The consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2019 and December 31, 2020 are incorporated herein by reference to Item 18 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 5, 2021.

The information set forth in the Offer to Purchase under the heading “The U.S. Offer – Section 7. Certain Information Concerning the Company – Financial Information” is incorporated herein by reference.

(b)       Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Offer to Purchase under the heading “The U.S. Offer – Section 14. Fees and Expenses” with respect to the persons employed or retained by Purchaser is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(c)       Other Material Information

Not applicable.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated November 3, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(ii)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(iii)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(vii)	Form of Acceptance for Shares (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(viii)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(5)(i)	Material Fact Issued by the Purchaser, dated March 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on March 26, 2021).
(a)(5)(ii)	Presentation Issued by the Purchaser, dated March 26, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Purchaser on March 26, 2021).
(a)(5)(iii)	Material Fact Issued by the Purchaser, dated May 24, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 24, 2021).
(a)(5)(iv)	Letter to Shareholders of Banco Santander Mexico, S.A., dated May 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 27, 2021).
(a)(5)(v)	Letter to Shareholders of Banco Santander Mexico, S.A., dated May 31, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on June 2, 2021).
(a)(5)(vi)	Material Fact Issued by the Purchaser, dated June 8, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on June 8, 2021).
(a)(5)(vii)	Material Fact Issued by the issued by the Purchaser, dated October 29, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on November 2, 2021).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2021

Banco Santander, S.A.

By:	/s/ Javier Illescas
	Name:	Javier Illescas
	Title:	Group Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated November 3, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(ii)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(iii)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(vii)	Form of Acceptance for Shares (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(1)(viii)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on November 3, 2021).
(a)(5)(i)	Material Fact Issued by the Purchaser, dated March 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on March 26, 2021).
(a)(5)(ii)	Presentation Issued by the Purchaser, dated March 26, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Purchaser on March 26, 2021).
(a)(5)(iii)	Material Fact Issued by the Purchaser, dated May 24, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 24, 2021).
(a)(5)(iv)	Letter to Shareholders of Banco Santander Mexico, S.A., dated May 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 27, 2021).
(a)(5)(v)	Letter to Shareholders of Banco Santander Mexico, S.A., dated May 31, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on June 2, 2021).
(a)(5)(vi)	Material Fact Issued by the Purchaser, dated June 8, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on June 8, 2021).
(a)(5)(vii)	Material Fact Issued by the issued by the Purchaser, dated October 29, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on November 2, 2021).

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